DAVID W. GHEGAN 404.885.3139 telephone 404.962.6599 facsimile david.ghegan@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, GA 30308-2216 404.885.3000 telephone troutmansanders.com

February 14, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Pamela A. Long, Assistant Director

Re:	BlueLinx Holdings Inc.
Registration Statement on Form S-1
Filed: January 10, 2013
File No.: 333-185949

Dear Ms. Long:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 12, 2013 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-185949) (the “Registration Statement”), filed by BlueLinx Holdings Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.
We note your response to comment one in our letter dated February 4, 2013. Please include in the filing the first paragraph of your response discussing how Cerberus became aware of the company’s plans to conduct a rights offering. With a view towards disclosure, please describe for us what information about the rights offering you shared with the Cerberus Affiliated Directors prior to filing your registration statement, and why such information would be considered permissible communication under the safe harbor provisions of the Securities Act Rules. In addition, please clarify for us how the Cerberus Affiliated Directors indicated Cerberus’ intention to participate in the rights offering.

ATLANTA     BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

VIA EDGAR

United States Securities and Exchange Commission
February 14, 2013

Response

Following discussions with the Staff on February 13, 2013, the Company will treat the shares, if any, issued to Cerberus ABP Investor LLC (“Cerberus”) in connection with the rights offering as being offered privately and, as a result, such shares will not be registered under the Securities Act of 1933, as amended.  In a pre-effective amendment to the Registration Statement, the Company will revise the disclosures throughout the Registration Statement to reflect this change.

Even though Cerberus has indicated that it intends, subject to the exercise price of the rights being set at an acceptable amount, to exercise all of the rights issued to it under the pro rata basic subscription right and to subscribe for the maximum additional shares pursuant to the over-subscription privilege that it would be entitled to purchase, such indication is not binding, and Cerberus is not legally obligated to do so. Therefore, the Company intends to continue to register the full $40 million of shares in the rights offering in case Cerberus does not privately participate in the rights offering and the shares are sold to other stockholders on the public offering basis pursuant to the over-subscription privilege. In the event that not all of the shares registered under the Registration Statement are sold in the public rights offering, the Company will undertake to withdraw the Registration Statement as to the unsold shares at the appropriate time upon completion of the offering.

Exhibit 5.1 Form of Opinion of Troutman Sanders LLP

2.
We note your response to comment four in our letter dated February 4, 2013. Since the rights, as separate securities, represent contractual obligations of the company, legal counsel must opine on the law which governs the enforceability of these contractual obligations. Please explain to us how Section 157 of Delaware General Corporation Law and not Delaware contract law governs the enforceability of these contractual obligations. In this regard we also note the form of rights certificate filed as Exhibit 4.8 to the registration statement entitling the holder to the rights described therein.

Response

As described in our response letter dated February 6, 2013, the rights to be issued by the Company in the offering will be issued pursuant to authority granted to Delaware corporations under Section 157 of the Delaware General Corporation Law (the “DGCL”), which we believe governs the validity and the enforceability of the rights.  Section 157(a) specifically authorizes a Delaware corporation, subject to any provision in its certificate of incorporation, to “…create and issue…rights or options entitling the holders thereof to acquire from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.”  Section 157(b) of the DGCL further provides that the terms of rights issued in accordance with Section 157 shall be set forth in either the corporation’s certificate of incorporation or a resolution adopted by the board of directors and, in either case set forth in or incorporated in the instrument evidencing the rights.  The applicability of Section 157 to the issuance of rights similar to those to be issued by the Company has been confirmed by Delaware courts which have noted that such section of the DGCL is limited to rights entitling holders to acquire from the corporation shares of its capital stock, as opposed to a contract that takes its value from the corporation’s stock without giving any rights to acquire the underlying stock.  See Testa v. Nixon Unif. Serv., - A.3d -, 2008 Del. Ch. LEXIS 170 (Del. Ch. Nov. 21, 2008).  Thus, like the “contractual rights” of a common or preferred stockholder, enforceability of the rights is governed by the provisions of the DGCL specifically granting the corporation the authority to issue the security (and any instrument evidencing such rights created by the corporation pursuant to such specific statutory authority, such as the certificate of designation for a series of preferred stock).  As stated in our response letter dated February 6, 2013, references to the DGCL in counsel’s opinion filed as an exhibit to the Registration Statement include not only the relevant statutory provisions, but also the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting these laws.

VIA EDGAR

United States Securities and Exchange Commission
February 14, 2013

As described in our response letter dated February 6, 2013, the rights will be distributed to all of the Company’s stockholders as scrip dividends (as permitted by Section 155 of the DGCL) for no consideration and will not be issued pursuant to a separate rights agreement.  In connection with this offering, a stockholder’s right to purchase additional shares of the Company’s common stock is created by the statutory provisions of Section 157 of the DGCL and the specific board resolutions adopted thereunder and not pursuant to a separate agreement entered into between, or on behalf of, the parties.  The applicable terms of the rights will be established by a resolution of the Board of the Company (or an authorized committee thereof), which terms will then be evidenced by the rights certificate in the same manner that a common stock certificate evidences, but does not create separate rights, of a stockholder.  The rights to be distributed represent a unilateral offer made pursuant to the Board resolutions adopted pursuant to Section 157 of the DGCL that does not require consideration or acceptance from the recipient in order to make them binding and enforceable against the Company.  This distinguishes the rights from other contractual obligations, such as debt securities or warrants, where there is consideration exchanged for the securities and a separate binding agreement is entered into between or on behalf of the parties.  While the form of rights certificate filed as Exhibit 4.8 to the Registration Statement does include a provision for the signature of the recipient, such signature block is not intended to create a separate binding agreement between the Company and the stockholder with respect to the rights being offered, but is included to demonstrate the stockholder’s intention to exercise the rights to acquire additional shares pursuant to the terms set forth in the certificate.

Given the limited nature of the rights to acquire additional securities of the Company, the specific authority granted by Section 157 of the DGCL and the case law interpreting such provisions, we again respectfully submit that the appropriate law for purposes of counsel’s opinion relating to the rights is the Delaware General Corporation Law.

*           *           *           *           *

We appreciate the assistance the Staff has provided with its comments. Please direct any further questions or comments you may have to me at (404) 885-3139.

Sincerely,

/s/ David W. Ghegan

David W. Ghegan

cc: Sara E. Epstein, General Counsel, BlueLinx Holdings Inc.